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                                                                    EXHIBIT 28.2
CONTACTS:

MEDIA:
Jonathan Williams
(412) 762-4550 (o)
(412) 257-3257 (h)

INVESTORS:
William H. Callihan
(412) 762-8257



         PNC BANK COMPLETES ACQUISITION OF UNITED FEDERAL BANCORP, INC.



           PITTSBURGH, Jan. 21, 1994--PNC Bank Corp. (NYSE: PNC) announced that its acquisition of United Federal Bancorp, Inc. (NASDAQ: UFBK), headquartered in State College, Pa., will be completed at the close of business today. Under terms of the transaction, United Federal shareholders will receive $32.50 cash per share.
           United Federal has 18 branch offices in seven central Pennsylvania counties and brings approximately $900 million in new assets to PNC Bank.
           The core of United Federal Savings Bank's branches will form a new market for PNC Bank known as PNC Bank, Central PA. It will be headed by Charles C. Pearson Jr., formerly president and chief executive officer of United Federal.
           "This acquisition allows us to become a market leader in fast-growing central Pennsylvania where PNC Bank previously had no presence," said Thomas H. O'Brien, chairman and chief executive officer of PNC Bank.
           Pearson said, "Our customers will continue to be served at all of our branches by the same helpful personnel as before, but, as a part of PNC Bank, we can now offer our customers a wider array of services and products."


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PNC Bank Completes Acquisition of United Federal Bancorp, Inc. -- Page 2




           Pearson pointed to Investment Management and Trust services, expanded Corporate Banking services, and an array of retail, corporate and public finance services available through PNC Securities Corp. as examples of financial services previously unavailable through United Federal.
           Pearson said customers can continue to use their existing supply of checks and other materials and will be notified in advance of any future changes that may affect their accounts. In the near future, United Federal customers will be able to perform banking transactions in any of PNC Bank's Pennsylvania branches.
           PNC Bank Corp., headquartered in Pittsburgh, is one of the largest banking organizations in the United States. It operates more than 550 community banking offices throughout Pennsylvania, Delaware, Ohio, Kentucky and Indiana. PNC Bank's major lines of business include retail banking; corporate banking; investment management and trust; and investment banking.

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